

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2025

Li Yang Guang
Chief Executive Officer
Wise Ocean Group Inc
1968 S. Coast Hwy #2854
Laguna Beach, CA, 92651

> **Re: Wise Ocean Group Inc**
> **Registration Statement on Form S-1**
> **Filed April 22, 2025**
> **File No. 333-286667**

Dear Li Yang Guang:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you file a substantive amendment to correct the deficiencies. More urgently, please promptly provide the staff with the "delaying amendment" contained in Securities Act Rule 473(a). Specifically, amend the registration statement to provide the following language on the front cover page or provide the following language in a letter addressed to the staff:

"The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine."

Given the serious deficiencies and the omission of a delaying amendment, if you do not promptly provide the delaying amendment, please withdraw your registration statement. Failure to do so will result in the staff recommending necessary action to prevent your filing from going automatically effective.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services